EXHIBIT 21.1
Significant Subsidiaries of Sila Realty Trust, Inc.
The following list details certain subsidiaries of Sila Realty Trust, Inc. Subsidiaries not included in the list are omitted because they are not significant as permitted by Item 601(b)(21) of Regulation S-K.

Name	Jurisdiction of Organization	Percent of Equity Securities Owned
Sila Realty Operating Partnership, LP	Delaware	100%
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